Exhibit 99.3

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Rogers Communications Inc. 333 Bloor Street East 10th Floor Toronto, Ontario M4W 1G9

1.2	Executive Officer

Bruce Mann Vice President, Investor Relations (416) 935-3532

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On September 13, 2004, Rogers Communications Inc. (“RCI” or the “Company”) entered into an agreement with JVII General Partnership (“JVII”), a general partnership wholly-owned by AT&T Wireless Services, Inc. (“AT&T Wireless”), which is now owned by Cingular Wireless Corporation, whereby the Company agreed to purchase all of AT&T Wireless’ 48,594,172 shares of Rogers Wireless Communications Inc. (“RWCI”) for a cash purchase price of $36.37 per share, totaling approximately $1,767.0 million. As a result of this transaction, the Company’s ownership interest in RWCI increased from approximately 55.3% to approximately 89.2% as at the date of acquisition on October 13, 2004.

On November 11, 2004, the RCI board of directors authorized RCI to launch an exchange offer for any and all of the outstanding Class B Restricted Voting shares of RWCI (“RWCI Class B Restricted Voting shares”) owned by the public with the consideration being 1.75 Class B Non-Voting shares of RCI for each RWCI Class B Restricted Voting share held.

On November 25, 2004, RCI mailed its exchange offer to RWCI’s minority shareholders. The exchange offer expires at midnight (local time) on December 30, 2004.

RWCI, through its wholly-owned subsidiary Rogers Wireless Inc. (“RWI”), operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology.

On November 9, 2004, RWI acquired Microcell Telecommunications Inc. (“Microcell”), a major provider of wireless telecommunications services in Canada for approximately $1.4 billion. Based on the tests as specified in National Instrument 51-102, Microcell does not meet the requisite level of significance at the consolidated level of the Company. As such, the Company is not required to file a business acquisition report related to the Microcell acquisition. However, given the magnitude of the transaction, the Company has reflected the acquisition of Microcell in the unaudited pro forma consolidated financial statements included herein. As disclosed in note 3 to the unaudited pro forma consolidated financial statements included herein, the allocation of the purchase price of Microcell is preliminary and subject to change.

The Microcell acquisition does meet the requisite level of significance for both RWCI, a subsidiary of the Company, and RWI, a wholly-owned subsidiary of RWCI, therefore requiring these companies to file business acquisition reports specific to the Microcell transaction.

2.2	Date of Acquisition

October 13, 2004

2.3	Consideration

On September 13, 2004, the Company entered into an agreement with JVII General Partnership (“JVII”), a partnership owned wholly-owned by AT&T Wireless Services, which is now owned by Cingular Wireless Corporation, whereby the Company agreed to purchase all of AT&T Wireless’ 48,594,172 shares of RWCI for a cash purchase price of $36.37 per share totaling approximately $1,767.0 million. As a result of this transaction, the Company’s ownership interest in RWCI increased from approximately 55.3% to approximately 89.2% at October 31, 2004. The purchase price allocation is preliminary at this stage.

The Company funded the cash purchase price for the RWCI shares through a $1.75 billion secured bridge credit facility with a term of up to two years to October 12, 2006 and from cash on hand. It is the Company’s intention that RWI will refinance the bridge financing facility. RWI intends to make a $1.75 billion distribution as a return of capital to RWCI. RWCI is reviewing the various methods of transferring the $1.75 billion distribution to it shareholders, so the Company will have adequate funds to repay its $1.75 billion bridge credit facility. In connection with these transactions, RWI announced on November 19, 2004 that it had priced a private placement of notes in the aggregate principal amount of US$2,356,000,000. This offering was completed on November 30, 2004. RWI estimates that its net proceeds from this issuance were approximately Cdn$2,782.9 million after deduction of expenses and commissions based on the noon exchange rate as reported by the Federal Reserve Bank of New York on November 19, 2004 of US$1.00 = Cdn$1.1928. RWI has used a portion of the net proceeds to repay the $850.0 million outstanding under, and to permanently cancel, the bridge loan from the Company and to repay the advances outstanding under the amended bank credit facility. RWI intends to use the remaining net proceeds, together with advances under the amended bank credit facility, to make a $1.75 billion distribution as a return of capital to RWCI.

On December 17, 2004, RWCI and the Company announced that the board of directors of RWCI has approved a loan of up to $1.4 billion from RWCI to the Company. The loan will be made by RWCI from cash on hand resulting from a return of capital from RWI. The Company intends to use the $1.4 billion proceeds from the loan, together with $350 million from cash on hand, to permanently repay the Company’s $1.75 billion bridge credit facility.

A special committee of independent directors of RWCI concluded that making this loan to the Company is in the best interests of RWCI and recommended that the board of directors of RWCI approve the making of the loan.

The loan to the Company will be advanced on December 31, 2004 and will mature on October 16, 2006. The loan must be repaid in whole or in part before the maturity date in certain circumstances including from the proceeds of any shareholder distributions by RWCI to the Company or to its wholly-owned subsidiary, RWCI Acquisition Inc. The loan will be secured by a pledge of shares of Rogers Cable Inc. and of shares of RWCI Acquisition Inc. which holds 48,594,172 RWCI Class B Restricted Voting Shares.

RWCI has disclosed that it is reviewing the various methods of transferring $1.75 billion to its shareholders, so that the Company would have adequate funds to repay its $1.75 billion bridge credit facility. RWCI has stated that a determination of the method of such a distribution, including the timing thereof, would not take place until following completion by the Company of its offer to acquire all of the outstanding RWCI Class B Restricted Voting Shares held by the public. The Company’s offer is currently scheduled to expire on December 30, 2004. RWCI is continuing to review the various methods of effecting such a distribution.

On November 11, 2004, the RCI board of directors authorized RCI to launch an exchange offer for any and all of the outstanding RWCI Class B Restricted Voting shares owned by the public with the consideration being 1.75 RCI Class B Non-Voting shares for each RWCI Class B Restricted Voting share held. RCI currently owns 100% of the RWCI Class A Multiple Voting shares and approximately 80.9% of the RWCI Class B Restricted Voting shares, representing an approximate 89.2% equity interest and an approximate 97.8% voting interest in RWCI.

On November 25, 2004, RCI mailed its exchange offer to RWCI’s minority shareholders. The exchange offer expires at midnight (local time) on December 30, 2004.

2.4	Effect on Financial Position

The Company has no plans or proposals for any material changes in the business of RWCI as a result of the acquisition that would have a significant effect on the results of operations or financial position of the Company.

On November 25, 2004, the Company and RCI Acquisition Inc. made an offer to purchase (the “Offer”) all of the outstanding RWCI Class B Restricted Voting shares not already owned by the Company and its affiliates in exchange for 1.75 Class B Non-Voting shares of the Company for each RWCI Class B Restricted Voting share.

If the Company completes the Offer but does not then own 100% of the RWCI Class B Restricted Voting shares, the Company currently intends, depending on the number of RWCI Class B Restricted Voting shares acquired, to acquire all remaining RWCI Class B Restricted Voting shares not then owned by the Company and its affiliates through a second-step transaction as described below.

If more than 90% of the outstanding RWCI Class B Restricted Voting shares not currently owned by the Company and its affiliates are purchased by the Company and RWCI Acquisition Inc. in the Offer, the Company intends to execute a compulsory acquisition pursuant to section 206 of the Canada Business Corporations Act. A compulsory acquisition would not require a shareholder vote of RWCI. If a compulsory acquisition is not available but the Company and its affiliates own 90% or more of the outstanding RWCI Class B Restricted Voting shares, the Company currently intends to effect a subsequent acquisition transaction, such as an amalgamation, arrangement or share consolidation. Such a subsequent acquisition transaction would require the approval of a simple majority of the votes cast by holders of such RWCI Class B Restricted Voting shares, other than the Company and its affiliates, except if the Company and its affiliates own 90% or more of such shares and a dissent and appraisal remedy is available. In the event the Company does not acquire sufficient RWCI Class B Restricted Voting shares in order to carry out a subsequent acquisition transaction, but becomes the holder of 90% or more of the outstanding RWCI Class B Restricted Voting shares, the Company may at that time decide to initiate a subsequent acquisition transaction.

A plan has been developed to restructure and integrate the operations of Microcell. As a result of the restructuring and integration, it is expected that severance and other employee related costs, as well as costs to consolidate facilities, systems and operations will be incurred as disclosed in note 5 to the unaudited pro forma consolidated financial statements as included herein. These costs are management’s preliminary estimates and take into account all relevant information to-date. The actual integration costs may vary materially from such estimates.

2.5	Prior Valuations

None

2.6	Parties to Transaction

The Company acquired the RWCI Class B Restricted Voting shares from JVII, which is not an informed person, associate or affiliate of the Company.

2.7	Date of Report

December 24, 2004

Item 3 Financial Statements

(a)	Exhibit A hereto

Unaudited pro forma consolidated balance sheet of the Company as at September 30, 2004 and unaudited pro forma consolidated statements of income of the Company for the nine months ended September 30, 2004 and the year ended December 31, 2003, together with the auditors’ compilation report thereon.

SCHEDULE “A”

Unaudited Pro Forma Consolidated Financial Statements of

ROGERS COMMUNICATIONS INC.

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of
ROGERS COMMUNICATIONS INC.

     We have read the accompanying unaudited pro forma consolidated balance sheet of Rogers Communications Inc. (the “Company”) as at September 30, 2004 and unaudited pro forma consolidated statements of income for the nine months then ended and for the year ended December 31, 2003 and have performed the following procedures:

1.	Compared the figures in the columns captioned “RCI” to the unaudited consolidated financial statements of the Company as at September 30, 2004 and for the nine months then ended and the audited consolidated financial statements of the Company for the year ended December 31, 2003 and found them to be in agreement.

2.	Compared the figures in the columns captioned “Microcell” to the unaudited consolidated financial statements of Microcell Telecommunications Inc. as at September 30, 2004 and for the nine months then ended and the audited consolidated financial statements of Microcell for the four months ended April 30, 2003 (pre-reorganization (note 2(b))) and for the eight months ended December 31, 2003 and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4.	Read the notes to the pro forma statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “RCI” and “Microcell” as at September 30, 2004 and the nine months then ended, and the application of the pro forma adjustments and adjustments to the aggregate of the amounts in the columns captioned “RCI” for the year ended December 31, 2003 and “Microcell” for the four months ended April 30, 2003 (pre-reorganization (note 2(b))) and for the eight months ended December 31, 2003 and found the amounts in the columns captioned “Pro forma total” to be arithmetically correct.

     A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada

November 24, 2004

ROGERS COMMUNICATIONS INC.

PRO FORMA CONSOLIDATED BALANCE SHEET
(In thousands of dollars)
SEPTEMBER 30, 2004
(Unaudited)

			Pro forma adjustments
			Acquisition of
			non-controlling			Acquisition
			interest			of			Financing			Pro forma
	RCI	Microcell	in RWCI	Notes		Microcell	Notes		transactions	Notes		total
Assets
Current assets:
Cash and cash equivalents	$216,968	$110,977	$(17,000)	4	(a)	$(21,185)	5	(a)(i)	$2,921,588	7	(a)	$2,758,783
			(20,000)	4	(a)	103,917	5	(a)(ii)	522,255	7	(b)
						(214,894)	5	(a)(v)	(321,588)	7	(a)
									(522,255)	7	(b)
Short-term investments	—	22,804	—			(22,804)	5	(a)(v)	—			—
Accounts receivable	599,677	91,430	—			—			—			691,107
Deferred charges	—	21,280	—			(21,280)	5	(a)(iv)	—			—
Other current assets	231,164	87,715	—			—			—			318,879

	1,047,809	334,206	(37,000)			(176,246)			2,600,000			3,768,769
Property, plant and equipment	5,007,141	462,161	—			(292,961)	5	(a)(iv)	—			5,176,341
Goodwill	1,985,572	—	1,426,302	4	(b)	886,367	5	(a)(iv)	—			4,298,241
Spectrum licences	402,880	188,002	381,700	4	(b)	(188,002)	5	(a)(iv)	—			1,195,180
						410,600	5	(a)(iv)
Other intangible assets	28,758	38,883	499,039	4	(b)	292,773	5	(a)(iv)	—			820,570
						(38,883)	5	(a)(iv)
Investments	128,060	—	—			—			—			128,060
Deferred charges	119,780	33,147	47,883	4	(b)	(33,147)	5	(a)(iv)	28,295	7	(a)	202,595
									6,637	7	(b)
Other long-term assets	59,097	4,146	—			—			—			63,243

	$8,779,097	$1,060,545	$2,317,924			$860,501			$2,634,932			$15,652,999

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$937,119	$127,982	$—			$193,000	5	(a)(iii)	$—			$1,258,101
Current portion of long-term debt	371,668	12,000	—			(12,000)	5	(a)(v)	—			371,668
Current portion of derivative instruments	41,764	9,677	—			(9,677)	5	(a)(v)	—			41,764
Unearned revenue	106,616	47,450	—			(7,227)	5	(a)(iv)	—			146,839

	1,457,167	197,109	—			164,096			—			1,818,372
Long-term debt	4,472,974	360,616	1,750,000	4	(a)	444,860	5	(a)(i)	2,949,883	7	(a)	10,417,747
						660,000	5	(a)(i)	528,892	7	(b)
						280,000	5	(a)(i)	(522,255)	7	(b)
						5,646	5	(a)(iv)	(321,588)	7	(a)
						(366,262)	5	(a)(v)
						174,981	5	(a)(v)
Derivative instruments	401,424	—	—			—			—			401,424
Deferred transitional adjustment	76,224	—	—			—			—			76,224
Other long-term liabilities	82,958	24,740	—			(24,740)	5	(a)(v)	—			82,958
Non-controlling interest	282,112	—	(282,112)	4	(b)	—			—			—
Shareholders’ equity	2,006,238	478,080	775,409	4	(a)	103,917	5	(a)(ii)	—			2,856,274
			74,627	4	(a)	(581,997)	5	(a)(vi)

	$8,779,097	$1,060,545	$2,317,924			$860,501			$2,634,932			$15,652,999

See accompanying notes to pro forma consolidated financial statements.

ROGERS COMMUNICATIONS INC.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(In thousands of dollars, except per share amounts)
Year ended December 31, 2003
(Unaudited)

		Microcell		Pro forma adjustments
		Pre-organization
		four-months	Eight-months	Acquisition of
		ended	ended	non-controlling
		April 30,	December 31,	interest			Acquisition			Financing			Pro forma
	RCI	2003	2003	in RWCI	Notes		of Microcell	Notes		transactions	Notes		total
Operating revenue	$4,791,856	$177,694	$393,093	$—			$(16,868)	5	(b)(i)	$—			$5,345,775
Cost of sales	642,243	23,416	93,552	—			—			—			759,211
Sales and marketing costs	742,781	24,585	73,185	—			(12,908)	5	(b)(i)	—			827,643
Operating, general and administrative expenses	1,957,936	91,137	178,335	37,709	6	(b)	—			—			2,265,117
Depreciation and amortization	1,040,263	59,388	46,771	108,881	6	(a)	58,055	5(b)(ii)		4,303	7	(c)	1,268,426
							(7,383)	5(b)(ii)
							(41,852)	5(b)(ii)

Operating income (loss)	408,633	(20,832)	1,250	(146,590)			(12,780)			(4,303)			225,378
Interest on long-term debt.	(488,865)	(70,608)	(14,817)	—			—			(364,711)	7	(c)	(939,001)

	(80,232)	(91,440)	(13,567)	(146,590)			(12,780)			(369,014)			(713,623)
Gain on sale of other investments	17,902	—	—	—			—			—			17,902
Losses from investments accounted for by the equity method	(54,033)	—	—	—			—			—			(54,033)
Foreign exchange gain	303,707	136,553	13,926	—			—			—			454,186
Loss on repayment of long-term debt	(24,839)	—	—	—			—			—			(24,839)
Investment and other income	2,256	2,200	5,187	—			—			(3,891)	7	(c)	5,752

Income (loss) before income taxes and non-controlling interest	164,761	47,313	5,546	(146,590)			(12,780)			(372,905)			(314,655)

Income taxes (recovery):
Current	1,675	1,796	587	—			—			—			4,058
Future	(24,532)	—	—	—			—			—			(24,532)

	(22,857)	1,796	587	—			—			—			(20,474)

Income (loss) before non-controlling interest	187,618	45,517	4,959	(146,590)			(12,780)			(372,905)			(294,181)
Non-controlling interest	(58,425)	—	—	58,425	6	(c)	—			—			—

Net income (loss) for the period	$129,193	$45,517	$4,959	$(88,165)			$(12,780)			(372,905)			$(294,181)

Earnings (loss) per share:
Basic	$0.35												$(1.43)
Diluted	0.34												(1.43)

See accompanying notes to pro forma consolidated financial statements.

ROGERS COMMUNICATIONS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(In thousands of dollars, except per share amounts)
Nine months ended September 30, 2004
(Unaudited)

			Pro Forma Adjustments
			Acquisition of
			non-controlling
			interest in			Acquisition			Financing			Pro forma
	RCI	Microcell	RWCI	Notes		of Microcell	Notes		transactions	Notes		total
Operating revenue	$4,041,932	$482,103	$—			$(22,050)	5	(b)(i)	$—			$4,501,985
Cost of sales	566,193	83,041	—			—			—			649,234
Sales and marketing costs	591,717	87,822	—			(5,574)	5	(b)(i)	—			673,965
Operating, general and administrative expenses	1,600,401	220,854	7,839	6	(b)	7,071	5	(b)(i)	—			1,836,165
Special charges	—	9,668	—			—			—			9,668
Depreciation and amortization	752,475	61,072	81,661	6	(a)	43,916	5	(b)(ii)	3,227	7	(c)	904,345
						(6,617)	5	(b)(ii)
						(31,389)	5	(b)(ii)

Operating income (loss)	531,146	19,646	(89,500)			(29,457)			(3,227)			428,608
Interest on long-term debt	(359,343)	(23,782)	—			—			(246,348)	7	(c)	(629,473)

	171,803	(4,136)	(89,500)			(29,457)			(249,575)			(200,865)
Gain on sale of other investments	5,479	—	—			—			—			5,479
Write-down of investments	(4,080)	—	—			—			—			(4,080)
Losses from investments accounted for by the equity method	(19,633)	—	—			—			—			(19,633)
Foreign exchange loss	(88,566)	(15,757)	—			—			—			(104,323)
Change in the fair value of derivative instruments	28,073	—	—			—			—			28,073
Loss on repayment of long-term debt	(20,327)	—	—			—			—			(20,327)
Investment and other income (loss)	11,572	(147)	—			—			(3,412)	7	(c)	8,013

Income (loss) before income taxes and non-controlling interest	84,321	(20,040)	(89,500)			(29,457)			(252,987)			(307,663)

Income taxes:
Current	8,379	2,958	—			—			—			11,337
Future	—	—	—			—			—			—

	8,379	2,958	—			—			—			11,337

Income (loss) before non-controlling interest	75,942	(22,998)	(89,500)			(29,457)			(252,987)			(319,000)
Non-controlling interest	(73,653)	—	73,653	6	(c)	—			—			—

Net income (loss) for the period	$2,289	$(22,998)	$(15,847)			$(29,457)			$(252,987)			$(319,000)

Loss per share — basic and diluted	$(0.16)											$(1.37)

See accompanying notes to pro forma consolidated financial statements.

ROGERS COMMUNICATIONS INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, except per share amounts)
Year ended December 31, 2003 and nine months ended September 30, 2004
(Unaudited)

1.	Description of Transactions:

On September 13, 2004, Rogers Communications Inc. (“RCI”) entered into an agreement with JVII General Partnership (“JVII”), a general partnership wholly owned by AT&T Wireless Services, Inc., whereby RCI agreed to purchase all of JVII’s shares of Rogers Wireless Communications Inc. (“RWCI”) for a cash purchase price totalling approximately $1,767 million (the “AWE Acquisition”). RCI closed this transaction on October 13, 2004. RCI funded the AWE Acquisition through a $1.75 billion secured bridge credit facility with a term of up to two years to October 12, 2006 and from cash on hand.

On September 20, 2004, Rogers Wireless Inc. (“RWI”), a wholly owned subsidiary of RWCI, announced an agreement with Microcell Telecommunications Inc. (“Microcell”) to make an all cash tender offer totalling approximately Cdn. $1.4 billion, to acquire all of Microcell, Canada’s fourth largest wireless communications provider (the “Microcell Acquisition”). RWI completed the Microcell Acquisition on November 12, 2004.

On November 11, 2004, the RCI Board of Directors authorized RCI to launch an exchange offer to purchase all of the outstanding RWCI Class B Restricted Voting Shares (“RWCI Class B Shares”) not already owned by RCI in exchange for 1.75 RCI Class B Non-Voting shares for each RWCI Class B share (the “Exchange Offer”).

In connection with the AWE Acquisition and the Microcell Acquisition, RWI announced on November 19, 2004 that it had priced a private placement of notes in the aggregate principal amount of U.S. $2,356,000,000 ($2,949,883,000 based on the U.S. dollar exchange rate at September 30, 2004) and Rogers Cable Inc. (“Rogers Cable”) announced on November 19, 2004 that it had priced a private placement of notes in the aggregate principal amount of U.S. $427,000,000 ($528,892,000 based on the U.S. dollar exchange rate at September 30, 2004) (the “Financings”).

RWCI is currently reviewing various methods of transferring $1.75 billion to its shareholders, so that RCI will have adequate funds to repay its $1.75 billion bridge credit facility. A determination of the method of such transfer, including the timing thereof, will not take place until following completion of the Exchange Offer (note 7(a)).

2.	Basis of presentation:

(a)	Pro forma consolidated financial statements:

The accompanying unaudited pro forma consolidated financial statements (the “Statements”) give effect to the AWE Acquisition, the Microcell Acquisition, the Exchange Offer and the Financings as if they had occurred as at:

•	September 30, 2004 for the purposes of the unaudited pro forma consolidated balance sheet; and

•	January 1, 2003 for the purposes of the unaudited pro forma consolidated statements of income for the year ended December 31, 2003 and the nine month period ended September 30, 2004.

The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). In certain respects, GAAP as applied in the United States differs from that applied in Canada (see note 9). The accounting policies used in the preparation of the Statements are consistent with those used by RCI in the preparation of the consolidated financial statements for the year ended December 31, 2003 and the nine months ended September 30, 2004.

The Statements have been prepared using the following information and should be read in conjunction with the financial statements listed below:

(i)	Audited consolidated financial statements of RCI as at and for the year ended December 31, 2003;

(ii)	Audited consolidated financial statements of Microcell as at December 31, 2003 and for the periods from January 1, 2003 to April 30, 2003 and May 1, 2003 to December 31, 2003 (note 2(b));

(iii)	Unaudited consolidated interim financial statements of RCI as at and for the nine months ended September 30, 2004;

(iv)	Unaudited consolidated interim financial statements of Microcell as at and for the nine months ended September 30, 2004; and

(v)	Such other supplementary information as was considered necessary to reflect the AWE Acquisition, the Microcell Acquisition, the Exchange Offer and the Financings in the Statements.

The Statements do not include the anticipated financial benefits from such items as cost savings arising from the AWE Acquisition, the Microcell Acquisition and the Exchange Offer. The Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the AWE Acquisition, Microcell Acquisition or the Financings been effected on the dates indicated, or the results that may be obtained in the future.

Certain elements of the RCI and Microcell’s consolidated financial statements have been reclassified to provide a consistent classification format.

(b)	Financial reorganization of Microcell:

On May 1, 2003, the predecessor company of Microcell and certain of its subsidiaries emerged from a restructuring plan under the Companies’ Creditors Arrangement Act and Canada Business Corporations Act. Pursuant to the plan, Microcell’s long-term debt obligations decreased by approximately $1.6 billion. Microcell’s interest expense for the four months ended April 30, 2003 includes the interest expense on the full amount of Microcell’s debt prior to the restructuring.

Effective May 1, 2003, the date of reorganization, Microcell accounted for its financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were revalued at estimated fair values and Microcell’s deficit was eliminated. Microcell determined that its enterprise value was $689 million of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies utilizing projections developed by Microcell management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of Microcell was done based on this enterprise value. Microcell’s depreciation expense for the four months ended April 30, 2003 is based on the original cost of Microcell’s property, plant and equipment. For periods subsequent to the restructuring, depreciation expense is based on the revalued property, plant and equipment amounts.

(c)	Microcell special charges:

In connection with events leading up to the Microcell Acquisition, Microcell incurred financial and legal fees in the amount of $6.1 million in the nine months ended September 30, 2004. In addition, as a result of the impact of the Microcell Acquisition on Microcell’s share price, the vesting of options under Microcell’s stock option plan was accelerated, which resulted in an acceleration of compensation expense of $3.6 million in the nine months ended September 30, 2004.

3.	Accounting for the Microcell Acquisition:

The Microcell Acquisition is accounted for using the purchase method of accounting. The total purchase consideration is composed of the following:

Cash	$1,391,045
Estimated transaction costs	15,000

$1,406,045

The cash consideration includes the acquisition of additional equity securities that RWI expects to acquire in May 2005.

The purchase price will be allocated to the assets acquired (including identifiable intangible assets arising from the purchase) and liabilities assumed based on their estimated fair value at the date of acquisition.

Details of the estimated fair value of assets acquired and liabilities assumed of Microcell based on the information available at the date of preparation of these statements are as follows:

Assets acquired:
Cash and cash equivalents	$110,977
Cash related to the exercising of existing stock options and warrants (note 5(a)(ii))	103,917
Short-term investments	22,804
Accounts receivable	91,430
Other current assets	87,715
Property, plant and equipment	169,200
Spectrum licences	410,600
Other intangible assets	292,773
Goodwill	886,367
Other long-term assets	4,146

2,179,929

Less liabilities assumed:
Accounts payable and accrued liabilities	127,982
Liabilities set up on close (note 5(a)(iii))	193,000
Unearned revenue	40,223
Long-term debt	378,262
Derivative instruments	34,417

773,884

Fair value of net assets acquired	$1,406,045

The actual adjustments that RWI will ultimately make in finalizing the allocation of the purchase price of Microcell to the fair value of the net assets acquired will depend on a number of factors including additional information available at such time, changes in market values and changes in Microcell’s operating results between the date of these pro forma consolidated financial statements and the effective date of the Microcell Acquisition.

In the preparation of these pro forma financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all relevant information available at the time these Statements were prepared. RWI expects that the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.

4.	Accounting for the AWE Acquisition and the Exchange Offer:

(a)	The AWE Acquisition and the Exchange Offer are accounted for using the purchase method of accounting. The total purchase consideration is comprised of the following:

AWE Acquisition:
Bridge credit facility	$1,750,000
Cash on hand	17,000
Exchange offer:
RCI Class B Non-Voting shares	775,409
Stock options, at fair value.	74,627
Estimated transaction costs	20,000

$2,637,036

The estimated purchase consideration related to the Exchange Offer was determined using the average price of the RCI Class B Non-Voting shares two days prior to the announcement of the Exchange Offer ($28.90 per share) multiplied by the exchange factor of 1.75 times the number of RWCI Class B shares not already owned by RCI (15,331,872 shares).

Stock options of RWCI are assumed to be converted into options of RCI. The fair value of the options to be issued upon conversion has been recorded as part of the purchase price. Unvested options are recorded as deferred stock based compensation and amortized over the remaining vesting period.

(b)	The purchase price will be allocated to the assets acquired (including identifiable intangible assets arising from the purchase) and liabilities assumed based on their estimated fair value at the date of the acquisitions.

The estimated allocation of the purchase price based on the information available at the date of preparation of the Statements is as follows:

Spectrum licences	$381,700
Other intangible assets	499,039
Deferred stock based compensation	47,883
Goodwill	1,426,302
Non-controlling interest	282,112

$2,637,036

The actual adjustments that RCI will ultimately make in finalizing the allocation of the purchase price of the AWE Acquisition and the Exchange Offer to the fair value of the net assets acquired will depend on a number of factors including additional information available at such time, changes in market values and changes in RWCI’s operating results between the date of these pro forma consolidated financial statements and the effective date of the acquisitions.

In the preparation of these pro forma financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all relevant information available at the time these Statements were prepared. RCI expects that the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.

5.	Pro forma assumptions and adjustments — Microcell Acquisition:

(a)	The unaudited pro forma consolidated balance sheet as at September 30, 2004 incorporates the following adjustments:

(i)	The funding for the Microcell Acquisition has been reflected in the pro forma consolidated balance sheet as if it had occurred on September 30, 2004, as follows:

Sources of funding:
Cash on hand	$21,185
Bank credit facilities:
RWI	444,860
Rogers Cable	660,000
Rogers Media Inc. (“Rogers Media”)	280,000

$1,406,045

(ii)	Each of cash and share capital has been increased by $103,917,000 to reflect the exercise of Microcell stock options and warrants, which are assumed to have occurred immediately prior to the Microcell Acquisition.

(iii)	A plan has been developed to restructure and integrate the operations of Microcell. As a result of the restructuring and integration, it is expected that severance and other employee related costs, as well as costs to consolidate facilities, systems and operations totalling an estimated $193,000,000 will be incurred. These costs are management’s preliminary estimates and take into account all relevant information available at the time these Statements were prepared. The actual integration costs may vary materially from such estimates. These costs have been reflected in the pro forma consolidated balance sheet as a liability as part of the purchase consideration allocation.

(iv)	Upon acquisition, all of the Microcell deferred charges and intangible assets have been written off. Intangible assets arising on the Microcell Acquisition have been recorded at their estimated fair values as part of the allocation of the purchase price. Intangible assets acquired include spectrum licences, which have an indefinite life, and Microcell’s customer contracts and relationships and brand name. In addition, property, plant and equipment, long-term debt and deferred revenue have been adjusted to estimated fair value. The estimated fair values are based on management’s best estimates based on preliminary studies undertaken by management. The estimated value allocated to goodwill was based on the residual of the preliminary fair values of the identifiable tangible and intangible assets less the fair values of the liabilities assumed. The actual allocation may differ significantly from these estimates.

(v)	Immediately after closing the Microcell Acquisition, Microcell’s long-term debt was repaid and derivative instruments were unwound utilizing Microcell’s cash on hand (including cash received from the exercise of stock options and warrants as described in (ii) above) and short-term investments and from the proceeds of drawdowns under the RWI bank credit facility.

(vi)	Microcell’s share capital, retained earnings and contributed surplus have been eliminated to reflect the effect of the Microcell Acquisition.

(b)	The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2003 and for the nine months ended September 30, 2004 incorporate the following adjustments:

(i)	RWCI recognizes revenue from the sale of prepaid services at the net wholesale amount charged to distributors. Microcell recognizes revenue from the sale of prepaid services at the gross amount charged to the subscriber. RWCI expenses all costs related to subscriber acquisition and retention as incurred. Microcell defers and amortizes certain costs and revenues related to subscriber acquisition and retention.

As a result, the following adjustments to revenue and expenses are being made to harmonize Microcell’s accounting presentation to that of RWCI:

		Nine months
	Year ended	ended
	December 31,	September 30,
Increase (decrease)	2003	2004
Operating revenue	$(16,868)	$(22,050)
Operating, general and administrative expenses	—	7,071
Sales and marketing costs	(12,908)	(5,574)

(ii)	Pro forma depreciation and amortization has been increased by $58,055,000 and $43,916,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, to reflect the amortization of other intangible assets arising on the Microcell Acquisition, being the Microcell customer contracts and relationships and brand name, over an estimated average life of five years on a straight-line basis. The five-year estimated average life was determined based on Microcell’s historical customer relationship period and a 15-year estimated useful life for the Microcell brand name. A change in the fair value of other intangible assets acquired of $10,000,000 would impact the pro forma depreciation and amortization expense and pro forma net loss by $2,000,000 and $1,500,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. An extension in the estimated average useful life of the Microcell customer contracts and relationships and brand name by one year would reduce the pro forma depreciation and amortization expense and pro forma net loss by $9,760,000 and $7,320,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively.

Pro forma amortization expense has been reduced by $7,383,000 and $6,617,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, to reflect the elimination of historical amortization expense as a result of the fair value adjustments to the existing Microcell intangible assets upon acquisition.

Pro forma depreciation expense has been reduced by $41,852,000 and $31,389,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, to reflect the elimination of historical depreciation expense as a result of the write-down of Microcell’s property, plant and equipment to estimated fair value assuming an estimated average life of seven years on a straight-line basis.

(iii)	A full valuation allowance has been recorded against the income tax loss carryforwards of Microcell totalling approximately $1.6 billion as it is not more likely than not that these losses will be utilized. Any future reduction in the valuation allowance will reduce goodwill and other intangible assets.

6. Pro forma assumptions and adjustments — AWE Acquisition and Exchange Offer:

(a)	Pro forma depreciation and amortization has been increased by $108,881,000 and $81,661,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, to reflect the amortization of other intangible assets arising on the AWE Acquisition and the Exchange Offer, being the RWCI customer contracts and relationships, over an estimated useful life of 55 months on a straight-line basis. The fifty-five month estimated average life was determined based on RWCI’s historical customer relationship period. A change in the fair value of other intangible assets acquired of $10,000,000 would impact the pro forma amortization expense and pro forma net loss by $2,182,000 and $1,636,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. An extension in the estimated average useful life of the Microcell customer contracts and relationships and brand name by twelve months would reduce the pro forma amortization expense and pro forma net loss by $19,500,000 and $14,625,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. A change in the fair value of property, plant and equipment of $10,000,000 would impact the pro forma depreciation and amortization and pro forma net loss by $1,000,000 and $750,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. Spectrum licences acquired have an indefinite life for accounting purposes and accordingly no adjustment to amortization for this intangible asset has been recorded.

(b)	Pro forma operating, general and administrative expenses for the year ended December 31, 2003 and the nine months ended September 30, 2004 have been increased by $37,709,000 and $7,839,000, respectively, representing the compensation cost of the stock options issued on the Exchange Offer.

(c)	Non-controlling interest of $58,425,000 and $73,653,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, has been eliminated.

7.	Pro forma assumptions and adjustments — Financings:

(a)	RWI announced on November 19, 2004 that it had priced a private placement of senior and subordinated debt in the aggregate principal amount of approximately $2,949,883,000 (based on the U.S. dollar exchange rate at September 30, 2004). The net proceeds of this issue are estimated to be $2,921,588,000 (based on the U.S. dollar exchange rate at September 30, 2004). It is expected that the net proceeds will be used as follows:

Cash on hand	$2,600,000
Repayment of Rogers Wireless bank credit facility	321,588

$2,921,588

As indicated in note 1, RWCI is reviewing various methods of transferring $1.75 billion to its shareholders, so that RCI will have adequate funds to repay its $1.75 billion bridge credit facility incurred in connection with the AWE Acquisition. The method of such transfer, including the timing thereof, will not take place until following completion of the Exchange Offer. If such transfer were to occur by a distribution of capital to RCI, RCI would use those proceeds to repay its bridge credit facility, which would have the following effect on the pro forma financial statements:

As at
Increase (decrease)	September 30, 2004
Cash and cash equivalents	$(1,750,000)

Long-term debt	$(1,750,000)

		Nine months
	Year ended	ended
	December 31,	September 30,
Increase (decrease)	2003	2004
Interest expense	$(91,000)	$(58,406)

Loss for the period	$(91,000)	$(58,406)

Loss per share	$(0.36)	$(0.22)

(b)	Rogers Cable intends to issue the Cdn. equivalent of $528,892,000 of senior debt. The net proceeds of this issue are estimated to be $522,255,000. It is expected that the net proceeds will be used to reduce amounts outstanding under Rogers Cable’s bank credit facility.

(c)	Interest expense and investment and other income have been adjusted to reflect the financing of the AWE Acquisition, the Microcell Acquisition and the Financings and to eliminate the historical interest expense of Microcell as a result of the repayment of Microcell’s long-term debt, as follows:

		Nine months
	Year ended	ended
	December 31,	September 30,
Increase (decrease)	2003	2004
Bridge credit facility	$91,000	$58,406
Interest expense:
Bank credit facility:

		Nine months
	Year ended	ended
	December 31,	September 30,
Increase (decrease)	2003	2004
RWI	14,913	11,184
Rogers Cable	6,601	4,778
Rogers Media	15,610	9,786
Senior and subordinated debt:
RWI	219,553	157,672
Rogers Cable	39,260	28,304
Long-term debt — Microcell	(22,226)	(23,782)

	$364,711	$246,348

Investment and other income	$(3,891)	$(3,412)

Pro forma interest expense has been determined using the historical interest rates ranging from 4.625% to 5.575% for the bank credit facilities and the weighted average interest rates for the senior and subordinated debt of 6.83% for the year ended December 31, 2003 and 6.86% for the nine months ended September 30, 2004.

A change of 1/8% in the interest rate on the bank credit facilities and the floating rate senior debt would impact the pro forma interest expense and pro forma net loss by $4,049,000 and $2,995,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively.

Pro forma depreciation and amortization has been increased by $4,303,000 and $3,227,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004 to reflect the amortization of financing costs incurred on the issue of senior and subordinated debt over the average term to maturity.

8.	Pro forma earnings (loss) per share:

The following table sets forth the calculation of pro forma basic and diluted earnings per share:

		Nine months
	Year ended	ended
	December 31,	September 30,
	2003	2004
Numerator:
Pro forma loss for the period	$(294,181)	$(319,000)
Distribution on Convertible Preferred Securities, net of income taxes	(29,791)	(24,750)
Dividends accreted on Convertible Preferred Securities, net of income taxes	(20,033)	(15,607)
Dividends on Series E Preferred shares	(11)	—
Accretion on redemption price of Microcell preferred shares	(17,105)	(5,184)

Basic and diluted loss for the year	$(361,121)	$(364,541)

Denominator:
Weighted average number of shares outstanding — basic and diluted	252,749	265,333

Loss per share:
Basic	$(1.43)	$(1.37)
Diluted	(1.43)	(1.37)

For the year ended December 31, 2003 and the nine months ended September 30, 2004, the effect of potentially dilutive securities, including employee stock options, the Convertible Debentures, the Series E preferred shares and the Convertible Preferred Securities, was excluded from the computation of diluted earnings per share as their effect is anti-dilutive.

The Microcell preferred shares were redeemed and converted in 2004.